UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: April 30, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:  ______________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:___________________

PART I
REGISTRANT INFORMATION04

Borders Group, Inc.
(Full Name of Registrant)

100 Phoenix Drive
(Address of Principal Executive Offices (Street and Number))

Ann Arbor, Michigan 48108
(City, State and Zip Code)

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be completed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.

On February 16, 2011, Borders Group, Inc. (the “Company”), Borders, Inc. and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). The reorganization cases (the “Chapter 11 Cases”) are being jointly administered as Case No. 11-10614(MG) under the caption “In re Borders Group, Inc., et al.” The Debtors continue to operate their business as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

As a result of the pendency of the Chapter 11 Cases, the Company has been required to devote a substantial portion of its personnel and administrative resources, including the personnel and resources of its accounting and financial reporting organization, to matters relating to the Chapter 11 Cases. The Company has accordingly determined to implement modified periodic reporting under the Securities Exchange Act of 1934 (the “Securities Exchange Act”) as set forth in Staff Legal Bulletin No. 2 adopted by the Staff of the Securities and Exchange Commission. The Company therefore does not expect to file its Form 10-Q for its fiscal quarter ended April 30, 2011 with the Securities and Exchange Commission within the time period prescribed in Rule 12b-25 under the Securities Exchange Act.  The Company is unable at this time to determine whether or when it may resume filing periodic reports with the Securities and Exchange Commission in accordance with the Securities and Exchange Act.

PART IV
OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification is:

Mr. Glen Tomaszewski           734-477-4750

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or the Investment Company Act of 1940 during the preceding 12 month period or for such shorter period as the registration was required to file such reports been filed?  If no, indentify such reports.

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to adverse business conditions and other circumstances resulting in the commencement of the Chapter 11 Cases on February 16, 2011, there was a significant adverse change in Company’s results of operations for its fiscal quarter ending April 30, 2011 compared with the Company’s results of operations for the same period during the prior fiscal year.

On April 29, 2011 and May 20, 2011, the Company filed Current Reports on Form 8-K with the Securities and Exchange Commission which included as exhibits copies of the monthly operating reports filed by the Debtors with the Bankruptcy Court for the periods from February 16, 2011 to March 26, 2011 and March 27, 2011 to April 30, 2011, respectively. The Company expects to continue to include copies of its monthly operating reports filed by the Debtors with the Bankruptcy Code as exhibits to Current Reports on Form 8-K filed with the Securities and Exchange Commission within four business days after the date such reports are filed with the Bankruptcy Court. The foregoing monthly operating reports include information regarding the results of operations of the Debtors during the periods covered by such reports.

Cautionary Statement Regarding Financial Operating Data

The Company cautions investors and potential investors not to place undue reliance on the information contained in the monthly operating reports filed by the Company with the Securities and Exchange Commission, which were not prepared for the purpose of providing the basis for an investment decision relating to any of the securities of the Company. The monthly operating reports are limited in scope, cover a limited time period and have been prepared solely for the purpose of complying with the monthly reporting requirements of the Bankruptcy Court. The monthly operating reports were not prepared in accordance with Generally Accepted Accounting Principles in the United States, have not been audited or reviewed by independent accountants, are in a format prescribed by applicable bankruptcy laws and are subject to future adjustment and reconciliation. There can be no assurance that, from the perspective of an investor or potential investor in the Company’s securities, the monthly operating reports are complete. The monthly operating reports also contain information for periods which are shorter than or otherwise different from those required in the Company’s reports pursuant to the Securities Exchange Act, and such information may not be indicative of the Company’s financial condition or operating results for the period that would be reflected in the Company’s financial statements or in its reports pursuant to the Securities Exchange Act.   Information set forth in the monthly operating reports should not be viewed as indicative of future results.

Cautionary Statement Regarding Forward-Looking Statements

This form and the other information referred to herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. One can identify these forward-looking statements by the use of words such as “projects,” “expect,” “estimated,” “working toward,” “going forward,” “continuing,” “planning,” “returning,” “possibility,” “opportunity,” “guidance,” “goal,” “will,” “may,” “intend,” “anticipates,” and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts.

These statements are subject to risks and uncertainties that could cause actual results and plans to differ materially from those included in the Company’s forward-looking statements. Although it is not possible to predict or identify all such factors, they may include the risks discussed in “Item 1A. — Risk Factors” contained in the Company’s Annual Report on Form 10-K for its fiscal year ended January 29, 2011 filed by the Company with the Securities and Exchange Commission on April 29, 2011, which are incorporated herein by reference.

In the event that the risks and uncertainties disclosed or referred to in this form or discussed in the Company’s other public statements cause the results of the Company to differ materially from those expressed in its forward-looking statements, the Company’s business, financial condition, results of operations or liquidity, and the interests of creditors, equity holders and other constituents, could be materially adversely affected.  The Company does not undertake any obligation to update forward-looking statements.

The Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

June 9, 2011	BORDERS GROUP, INC.

By: /s/ Scott Henry
Scott Henry
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)